Filed Pursuant to Rule 424(b)(5)

Registration No. 333-272396

SUPPLEMENT NO. 1 TO PROSPECTUS SUPPLEMENT

(To Prospectus Dated December 22, 2023)

BEAM GLOBAL

Up to $15,582,197

Common Stock

This supplement amends and supplements the information in the prospectus dated December 22, 2023 (the “base prospectus”) and the prospectus supplement dated April 11, 2025 (the “ATM Prospectus Supplement” and, together with the base prospectus, the “ATM Prospectus”), filed with the Securities and Exchange Commission, relating to the offer and sale of shares of our common stock from time to time pursuant to the At Market Issuance Sales Agreement dated April 11, 2025 (the “Sales Agreement”) with B. Riley Securities, Inc. (“B. Riley” or the “Sales Agent”). This supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus and any future amendments or supplements thereto.

We are filing this supplement to amend the ATM Prospectus to update the maximum amount of shares that we are eligible to sell under General Instruction I.B.6 of Form S-3 (“General Instruction I.B.6”). As of the date of this supplement, for purposes of General Instruction I.B.6, the aggregate market value of our outstanding common stock held by non-affiliates, or public float, was $70,854,949, based on 18,261,585 shares of outstanding common stock held by non-affiliates on November 13, 2025, at a price of $3.88 per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on October 14, 2025, the highest closing sale price of our common stock on the Nasdaq Capital Market within the 60 days prior to the date of this supplement. During the 12 calendar months prior to and including the date of this supplement, we have offered and sold aggregate gross proceeds of approximately $7,799,936 of our securities pursuant to General Instruction I.B.6 of Form S-3. Pursuant to General Instruction I.B.6 of Form S-3, and in no event will we sell securities registered on the registration statement of which this supplement and the ATM Prospectus is a part in a public primary offering with a value exceeding more than one-third of our public float referenced above in any 12-calendar month period so long as our public float remains below $75.0 million.

As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $15,582,197 from time to time through the Sales Agent, which does not include the shares of common stock having an aggregate sales price of approximately $7,799,936 that were sold pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this supplement. In the event that our public float increases above $75.0 million, we will no longer be subject to the limits in General Instruction I.B.6 of Form S-3. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this supplement and the ATM Prospectus is a part, we will file another supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Capital Market under the symbol “BEEM.” On November 13, 2025, the closing sale price of our common stock on the Nasdaq Capital Market was $1.81 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page S-4 of the ATM Prospectus Supplement, page 6 of the base prospectus, and under similar headings in the other documents that are incorporated by reference into the ATM Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this supplement is truthful or complete. Any representation to the contrary is a criminal offense.

B. RILEY SECURITIES

The date of this supplement is November 14, 2025

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